FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

640, 101 — 6 Ave SW, Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: November 1, 2004	By:	/s/ Brian Korney
	Title:	Chief Financial Officer

Genoil Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL POSITION

The following Management’s Discussion and Analysis (MD&A) of financial results as provided by the management of Genoil Inc. (“Genoil” or the “Company/Corporation”) should be read in conjunction with the unaudited interim consolidated financial statements and selected notes for the nine months ended September 30, 2004 and 2003 and the audited financial statements and MD&A of Genoil Inc. for the year ended December 31, 2003. This commentary is based upon information available to October 28, 2004.

BUSINESS OF THE CORPORATION

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the “Genoil Hydroconversion Upgrader” or “GHU”. The pilot upgrader has progressed through the development stage and the costs of commercialization are being expensed. During the quarter ending September 30, 2004, the Company continued to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries, while raising capital by way of capital stock private placements and short-term loans to fund its near term operations.

On June 24, 2004, Genoil announced that a contract was signed with Silver Eagle Refining-Woods Cross Inc., near Salt Lake City, Utah for the implementation of the first commercial GHU. The GHU will process up to 1,200 barrels per day of low grade atmospheric and vacuum distillate bottoms and convert them into higher value, lighter distillates and transportation fuels. The two companies will share in the incremental revenues generated. Genoil will participate in the net revenues generated by the GHU at varying percentages, both before and after payout. The project will be partially funded by Silver Eagle. Preliminary total cost estimates for the project are in the range of $10 — $15 million US. Genoil proposes to fund its portion of capital costs through short-term borrowings, which the Company anticipates will be replaced by project financing..

Genoil believes that its technology for oil refining, specifically, the GHU has the potential, in conjunction with other forms of domestically produced energy, to assist the Western World in achieving energy independence from Middle Eastern oil producers.

Other proprietary technologies include tank de-sanding, 3-phase oil/water separation, sludge removal system and tar sands/bitumen extraction. None of the technologies are currently generating significant revenue.

The Company has been advised that the application for listing its securities on the NASDAQ OTC exchange has been approved and expects to be trading there shortly.

CASH USED IN OPERATIONS AND LOSS FOR THE PERIOD

Genoil’s operations used $549,885 of cash for the three months ended September 30, 2004, down from the $565,925 consumed in the same period of 2003. In comparison to the second quarter of 2004, cash usage increased $293,833. For the nine months ended September 30, 2004, cash used was $1,515,643, compared to $1,819,549 for the same period of the prior year.

Cash Used in Operations

	Three months ended Sep. 30		Nine months ended Sep. 30
	2004	2003	2004	2003
Cash used in operations	$549,885	$565,925	$1,515,643	$1,819,549
Basic	$0.003	$0.004	$0.009	$0.013
Diluted	$0.003	$0.004	$0.009	$0.013

For the three months ended September 30, 2004, the loss from operations was $2,971,395, compared to $2,179,229 for the same period in 2003. During the third quarter of 2004, an accounting estimate made in the second quarter of 2004 relating to prior periods’ compensation of directors and senior officers in the amount of $1,110,000 was reversed. Loss for the third quarter of 2003 was restated to reflect the first quarter 2004 retroactive adoption of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (resulting in an increase to the loss of $379,441). The period over period increase in loss is primarily due to non-cash charges for options, warrants and stock-based compensation. Compared to the second quarter loss of $2,692,609, this quarter’s figure increased by 10%. For the nine months ended September 30, 2004, the loss was $7,514,264, compared to $3,999,049 for the same period of the prior year.

During the third quarter, Genoil set aside its active pursuit of the production of hydrogen from water (the Gravitational Electrolysis process) and consequently wrote-off unamortized costs of $1,972,912. This technology has not been abandoned by the Company as the National Research Council of Canada has demonstrated interest in the concept and is reviewing funding possibilities. Due to increasing uncertainty of funding and the need to focus on upgrader operations, the Company recorded a write-down of its investment in the technology in the 3rd quarter.

Loss for the quarter was $2,971,395 compared to 2003’s corresponding quarter’s loss of $2,179,229. Loss for the second quarter of 2004 was $2,692,609.

EXPENSES

For the three months ended September 30, 2004, expenses totalled$2,971,395, compared to $2,179,229 in the same quarter of 2003.

Pilot Upgrader ($000s)

	Three months ended Sep. 30		Nine months ended Sep. 30
	2004	2003	2004	2003
Heavy oil upgrader	167	264	716	613
Oil-water separation	76	81	117	102
Tank desander	—	2	—	5
Total expense	243	347	833	720

The nine-month increase in expenses over 2003 is reflective of the activity taking place regarding the US refinery retrofit and the development of a catalyst.

Administrative Costs ($)

	Three months ended Sep. 30		Nine months ended Sep. 30
	2004	2003	2004	2003
Office expenses	68,308	17,704	155,572	159,120
Business development	101,694	77,141	260,821	174,953
Insurance	24,586	42,145	25,675	47,591
Legal	120,957	55,819	158,218	114,511
Salaries/benefits	480,232	196,032	923,614	591,396
Professional fees	84,501	5,262	98,452	11,731
Shareholder services	46,337	17,196	126,385	47,444
Executive compensation	(1,110,000)	—	—	—
Options granted to consultants	—	211,256	—	211,256
Total expense	(183,385)	622,555	1,748,737	1,358,002

INTEREST EXPENSE

Genoil recorded $64,935 of interest expense for the three months ended September 30, 2004 compared to $59,540 charged in the same period of 2003. Interest expense for the second quarter of 2004 was $62,979. Interest is charged at a rate of 9% per annum on the note payable and is calculated based upon the aggregate of principal plus accrued interest outstanding.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense for the three months ended September 30, 2004 totalled $160,028 compared to $217,233 expensed in the third quarter of 2003 and $232,237 expensed in the second quarter of 2004. The Company’s assets are depreciated or amortized on a declining balance method at rates varying between 10% and 20% per annum. During the third quarter of 2004, Genoil wrote-off unamortized technology rights costs for its Gravitational Electroysis process of $1,972,912. This resulted in the lower depreciation and amortization charge during the third quarter.

The Corporation regularly reviews the valuation and amortization of the patents and technology rights and has concluded that the amortization charges cover any other impairment in the value of its investments that may have occurred.

Depreciation and Amortization Costs ($000s)

	Three months ended Sep. 30		Nine months ended Sep. 30
	2004	2003	2004	2003
Pilot upgrader	65	65	203	201
Patents	15	16	48	50
Technology rights	77	133	298	354
Office equipment	3	3	9	9
Total expense	160	217	558	614

OPTIONS AND WARRANTS

Genoil estimates the fair value of stock options and its warrant issued using the Black-Scholes method based on no dividend yield, 3% risk-free interest rate and 100% volatility. The fair value is expensed over the vesting period.

The expense related to the options issued was $479,945 for the third quarter and $1,474,310 for the nine month period ended.

The Corporation granted a debtholder a warrant to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. A related expense of $233,870 was recorded in the third quarter and $736,718 for the nine months ended.

CAPITAL EXPENDITURES

Capital expenditures during the third quarter were $176,379, compared to $79,196 in 2003. During the second quarter of 2004, the Company invested $123,474 in capital items. Genoil capitalizes expenditures only when they are of a tangible nature or they relate to the acquisition of new technologies.

Genoil issued 1,650,000 common shares valued at $241,700 as consideration, for the worldwide right to market a cyclonic separation technology.

LIQUIDITY AND CAPITAL RESOURCES

The Company used $549,885 ($0.003 per share) of cash in its operations during the third quarter 2004 (2003 – a use of $565,925 or $0.004 per share). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and short-term loans. In that regard it has entered into arrangements with a director and an officer to provide $900,000 for near term cash requirements.

At September 30, 2004, the Corporation had a working capital deficiency of $5,121,092, which includes $2,959,332 relating to a note payable and $1,366,567 due to related parties. The related parties have indicated they will not demand payment in the near term.

To preserve cash, the Corporation enters into a “shares for debt” exchange with its creditors willing to accept such arrangement. No specific number of shares have been reserved for the “shares for debt” program, but each transaction is in accordance with Policy 4.3 – Shares for Debt of the TSX Venture Exchange.

RISKS AND UNCERTAINTIES

To date the Corporation has not achieved commercial operations from its various patents and technology rights. At September 30, 2004 the Company has a working capital deficiency of $5,121,092, including a note payable coming due in January 2005. The future of the Company is dependent upon its ability to maintain the continued financial support of the note holder and obtain additional financing to fund the development of commercial operations.

Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

ACCOUNTING CHANGES

Pursuant to an amended accounting pronouncement for stock-based compensation, the Company changed its accounting for options granted to employees, officers and directors in 2002 and 2003 under the stock option from the intrinsic method to the fair value method. Application of the fair value method results in recognition of compensation expense in the statement of losses (previously provided as note disclosure) with a corresponding amount to contributed surplus. The new method has been applied retroactively with restatement of the 2003 financial statements.

RELATED PARTY TRANSACTIONS

See note 9 to the consolidated financial statements.

OUTLOOK

The Company believes that progress towards commercialization of its technologies will allow it to raise the capital necessary to emerge from its historical financial predicament and attain profitable operations. The commercialization of Genoil’s GHU represents a key stage in the Company’s growth and will be a turning point in its history. Until now, Genoil has principally been a development company, but with the advent of the US refinery contract, commercialization has begun for one of Genoil’s most important technologies. Genoil intends to market its GHUs at other refinery locations throughout the world. There are approximately 13 million barrels per day of refinery bottoms that have the potential to be upgraded to lighter products using the GHU process. Genoil believes that the GHU can have a substantial positive impact on the shortage of transportation fuels being experienced worldwide and assist the Western World in gaining energy independence from Middle Eastern oil producers.

READER ADVISORY

Statements in this document may contain forward-looking information. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond control of the Company. The reader is cautioned not to place undue reliance on this forward-looking information.

Consolidated Financial Statements of

GENOIL INC.

Three and nine-month periods ended September 30, 2004

GENOIL INC.
Consolidated Balance Sheets

	September 30,	December 31,
	2004	2003
	(unaudited)	(restated)
Assets:
Current assets
Cash	$57,142	$151,615
Accounts receivable	–	2,675
GST receivable	28,773	17,356

	85,915	171,646
Pilot upgrader (note 3)	2,732,651	2,675,349
Patents (note 4)	633,802	654,910
Technology rights (note 4)	3,181,573	5,061,001
Office equipment	52,250	50,478

	$6,686,191	$8,613,384

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$881,108	$495,381
Due to related parties (note 9)	1,366,567	85,191
Note payable, secured (note 6)	2,959,332	–

	5,207,007	580,572
Note payable (note 6)	–	2,768,741
Due to investors	–	225,117
Shareholders’ equity:
Share capital (note 7)	14,654,975	13,167,509
Warrants to purchase common shares (note 7)	256,000	–
Contributed surplus (note 8)	3,935,038	1,724,010
Deficit	(17,366,829)	(9,852,565)

	1,479,184	5,038,954

Going concern (note 1)	$6,686,191	$8,613,384

See accompanying notes to consolidated financial statements.

Approved by the Board:

Director

Director

GENOIL INC.
Unaudited Consolidated Statements of Loss

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(restated)		(restated)
Revenue:
Pilot upgrader	$–	$–	$–	$5,560

Expenses:
Pilot upgrader	243,090	346,812	833,230	720,083
Administration (note 10)	(183,385)	622,555	1,748,737	1,358,002
Options issued	479,945	164,239	1,474,310	379,441
Interest	64,935	59,540	190,701	164,565
Warrant issued to lender	233,870	418,850	736,718	418,850
Dispute settlement	–	350,000	–	350,000
Write-down of hydrogen technology (note 5)	1,972,912	–	1,972,912	–
Depreciation and amortization	160,028	217,233	557,656	613,668

	2,971,395	2,179,229	7,514,264	4,004,609

Loss for the period	$(2,971,395)	$(2,179,229)	$(7,514,264)	$(3,999,049)

Loss per share:
Basic and diluted	$(0.02)	$(0.01)	$(0.05)	$(0.03)

Unaudited Consolidated Statements of Deficit

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(restated)		(restated)
Deficit, beginning of period (as previously reported)	$(14,395,434)	$(5,667,502)	$(8,940,351)	$(4,062,884)
Adjustment for retroactive adoption of stock-based compensation (note 2)	–	(293,627)	(912,214)	(78,425)

Deficit, beginning of period (as restated)	(14,395,434)	(5,961,129)	(9,852,565)	(4,141,309)
Loss for the period	(2,971,395)	(2,179,229)	(7,514,264)	(3,999,049)

Deficit, end of period	$(17,366,829)	$(8,140,358)	$(17,366,829)	$(8,140,358)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Unaudited Consolidated Statement of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(restated)		(restated)
Cash provided by (used in):
Operations:
Loss for the period	$(2,971,395)	$(2,179,229)	$(7,514,264)	$(3,999,049)
Non-cash items:
Depletion and amortization	160,208	217,233	557,656	613,668
Interest charges on note payable	64,935	56,408	190,591	164,565
Note payable	–	–	–	(103,883)
Warrants issued to lender	233,870	418,850	736,718	418,850
Options issued	479,945	375,495	1,474,310	590,697
Write-down of hydrogen technology	1,972,912	–	1,972,912	–
Executive compensation	(1,110,000)	–	–	–
Change in non-cash working capital	619,640	545,318	1,066,434	495,603

Cash used in operations	(549,885)	(565,925)	(1,515,643)	(1,819,549)
Financing:
Due to investors	–	496,186	(225,117)	496,186
Due to related parties	672,545	–	672,545	–
Issuance of common shares and warrants (note 7)	96,909	–	1,586,499	602,815
Share issue expenses	(22,946)	–	(165,349)	–

	746,508	496,186	1,868,578	1,099,001
Investments:
Upgrader, patents and technology rights additions	(176,379)	(79,166)	(447,408)	(197,442)

Increase (decrease) in cash	20,244	(148,905)	(94,473)	(917,990)
Cash, beginning of period	36,898	329,251	151,615	1,098,336

Cash, end of period	$57,142	$180,346	$57,142	$180,346

Cash payments for:
Interest	$–	$–	$–	$–
Taxes	–	–	–	–

See accompanying notes to consolidated financial statements.

GENOIL INC.
Unaudited Notes to Consolidated Financial Statements

Three and nine-month periods ended September 30, 2004

General:

Genoil Inc. is incorporated under the Canada Business Corporations Act and is a technology development company in the oil and gas industry. The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The following disclosures are incremental to the disclosures included in the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the financial statements for the year ended December 31, 2003.

1.	Going concern:

To date the Company has not attained commercial operations from its various patents and technology rights and continues to incur losses. At September 30, 2004, the Company has a working capital deficiency of $5,121,092, including a note payable and accrued interest in the amount of $2,959,332 due in January 2005. The future of the Company is dependent upon its ability to maintain the continued financial support of the note holder (see note 6), and obtain adequate additional financing to fund the development of commercial operations. These consolidated financial statements are prepared on the basis that the Company will continue to operate throughout the next fiscal period as a going concern. A failure to continue as a going concern would then require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

2.	Significant accounting policies:

The Company retroactively adopted the fair value method of accounting for stock based payments made to employees, officers and directors after January 1, 2002. An estimate of fair value for each option agreement is calculated using the Black-Scholes option-pricing model at the time the options are granted. The balances and results for prior periods have been restated to reflect the retroactive adoption of the fair value method.

GENOIL INC.
Unaudited Notes to Consolidated Financial Statements, Page 2

Three and nine-month periods ended September 30, 2004

3.	Pilot upgrader:

At September 30, 2004 the pilot upgrader costs are net of accumulated depreciation of $1,078,073 (December 31, 2003 – $874,600). At September 30, 2004 the pilot upgrader was idle. The Company has entered into a contract for the first commercial application of its hydro-conversion technology; however, recovery of the upgrader and certain related patents and technology rights costs remains uncertain. Recovery of these costs depends on carrying out the proposed commercial application and ultimately attaining profitable operations.

4.	Patents and technology rights:

At September 30, 2004 the patents and technology rights costs are net of accumulated amortization of $249,597 (December 31, 2003 – $201,291) and $1,243,564 (December 31, 2003 – $1,177,436), respectively.

Recovery of the patents and technology rights costs remains uncertain. Recovery of these costs depends on the development of commercial applications of the patents and technology rights and ultimately attaining profitable operations.

On July 30, 2004, through a series of transactions, the Company issued a total of 1,650,000 common shares valued at $241,700 to shareholders of a private company as consideration under a licensing agreement whereby the Company acquired a worldwide right to exploit a cyclonic separation technology. The ascribed purchase price is included in technology rights.

5.	Write-down of hydrogen technology:

During the third quarter, the Company set aside its pursuit of the production of hydrogen from water and wrote-off unamortized technology rights costs of $1,972,912, being $2,205,000 from the technology rights account and associated amortization of $232,088.

6.	Note payable:

	September 30,	December 31,
	2004	2003
	(unaudited)
Note payable, secured:
Principal	$2,300,000	$2,300,000
Accrued interest	659,332	468,741

	$2,959,332	$2,768,741

GENOIL INC.
Unaudited Notes to Consolidated Financial Statements, Page 3

Three and nine-month periods ended September 30, 2004

In 2003 the note holder agreed to extend the due date of principal and interest due to January 12, 2005. The principal and interest due on December 31, 2003 was classified as a long-term liability. The principal and interest due at September 30, 2004 has been classified as a short-term liability.

7.	Share capital:

(a)	Authorized:

An unlimited number of common shares without par value

(b)	Issued common shares:

	Number of
	Shares	Amount
Balance, December 31, 2001	103,454,585	$5,246,806
Stock options exercised	499,998	50,000
Private placements for cash	26,793,467	3,135,807
Issued for rights and patents	11,200,000	2,359,000

Balance, December 31, 2002	141,948,050	10,791,613
Private placements	12,925,692	1,555,292
In settlement of accounts payable and accrued liabilities	2,911,667	470,604
In settlement of contractual dispute	1,250,000	350,000

Balance, December 31, 2003	159,035,409	13,167,509
Private placements	10,642,820	1,233,590
In settlement of third party accounts payable	732,862	80,615
Issued for technology rights (note 4)	1,650,000	241,700
Stock options exercised	687,833	93,695
Warrants exercised	21,428	3,215
Share issue expenses	–	(165,349)

Balance, September 30, 2004	172,770,352	$14,654,975

In April 2004 the Company issued 10,642,820 units at $0.14 per unit. Each unit consisted of one common share and three-tenths of one non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of two years. $1,233,590 of the proceeds received on the issue of units was allocated to common shares and $256,000 of the proceeds received on the issue was allocated to warrants to purchase common shares. Directors of the Company purchased 947,967 units and a company controlled by a director and officer of the Company purchased 455,625 units.

GENOIL INC.
Unaudited Notes to Consolidated Financial Statements, page 4

Three and nine-month periods ended September 30, 2004

(c)	Options to issue common shares:

	Three months	Nine months
	ended	ended
	September 30,	September 30,
	2003	2004
Outstanding, beginning of period	24,269,905	14,910,400
Granted	500,000	11,192,839
Expired	(116,000)	(1,449,334)
Exercised	(687,833)	(687,833)

Outstanding, end of period	23,966,072	23,966,072

The fair value of options granted during the nine-month period ended September 30, 2004 is $1,407,000 (three-month period ended September 30, 2004 is $52,298) using the Black Scholes option-pricing model with the following weighted average assumptions used: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of five years.

At September 30, 2004 the weighted average option price is $0.12 per share and the weighted average contractual life is 3.6 years.

(d)	Per share amounts:

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the nine months ended September 30, 2004 was 166,994,455 (2003 – 143,146,721).

(e)	Warrants:

3,171,418 share purchase warrants are outstanding at September 30, 2004. Each warrant entitles the holder to purchase one common share at a price of $0.15 until April 5, 2006. 21,428 warrants were exercised during the quarter.

In consideration for refinancing a note payable in 2003, the Company granted the lender the right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. The estimated fair value of these rights is being recognized as a financing cost over the term of the note.

GENOIL INC.
Unaudited Notes to Consolidated Financial Statements, page 5

Three and nine-month periods ended September 30, 2004

8.	Contributed surplus:

Changes in contributed surplus are as follows:

	September 30,	December 31
	2004	2003
Balance, beginning of period	$1,724,010	$108,574
Stock options issued to consultants	127,744	221,647
Stock options issued to employees, officers and directors	1,346,566	833,789
Warrant granted to lender	736,718	560,000

Balance, end of period	$3,935,038	$1,724,010

9.	Related party transactions:

During the third quarter, a senior officer and director of Genoil, or entities related to him, advanced the Company $672,545 to meet its cash requirements. This same officer incurred expenses on behalf of the Company in the amount of $133,582 for which he has not been reimbursed.

During the second quarter, the Company acquired certain technology assets and services from third parties that had been financed by two directors and senior officers. This related liability was agreed to be settled by the issuance of 1,940,000 common shares; however, regulatory approval of this “shares for debt” transaction was not received until after the close of the third quarter. Accordingly, $194,000 has been reflected as a related party liability at September 30, 2004.

The Company has accrued $281,250 of salaries, pursuant to employment contracts and a Board of Directors resolution, payable to directors and senior officers of the Company to compensate them for 2004 employment services.

10.	Administration expenses:

During the second quarter of 2004, the Board of Directors of Genoil authorized the issue of 10,090,906 common shares, to compensate directors and senior officers of the Company in the amount of $1,110,000 for the previous four years of service. This amount was accrued as compensation expense during the second quarter.

Subsequent to the close of the second quarter, the TSX Venture Exchange took exception to the Company’s proposal to issue 10,090,906 shares for the past services of directors and senior officers. Accordingly, $1,110,000 of compensation expense was reversed during the third quarter. This reversal has resulted in an $183,385 recovery of expenses in the third quarter.

GENOIL INC.
Unaudited Notes to Consolidated Financial Statements, page 6

Three and nine-month periods ended September 30, 2004

11.	Subsequent events:

Subsequent to quarter–end, the Company raised $600,000 through two short-term loans from a director and officer, interest free for a term of 60 days. As compensation for the loan the Company will issue the lender 200,000 common shares at a deemed price of $0.25 per share. On October 13, 2004, the TSX Venture Exchange conditionally accepted the Company’s proposal.

On October 14, 2004, the TSX Venture Exchange approved the Company’s proposal to issue 1,940,000 common shares at a deemed price of $0.10 per share, to certain directors and officers of the Company in consideration for certain debts and liabilities of the Company.

On October 27, 2004, the Company’s common shares were approved for listing on the NASDAQ OTC exchange.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, David Lifschultz, as Chief Executive Officer of Genoil Inc. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28, 2004

(signed) David Lifschultz David Lifschultz CEO Genoil Inc.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Thomas F. Bugg, as Chief Operating Officer of Genoil Inc. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28, 2004

(signed) Thomas Bugg Thomas Bugg COO Genoil Inc.